UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): February 23, 2023

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

(Exact name of Registrant as specified in its charter)

Delaware	814-00789	27-0344947
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification Number)

500 Boylston St.
Suite 1200
Boston, MA	02116
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (800) 450-4424

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading symbol(s)	Name of each exchange on which registered
Common stock, par value of $0.001 per share	FCRD	NASDAQ Global Select Market
5.0% Senior Notes due 2026	FCRX	The New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 8.01.	Other Events.

On February 23, 2023, First Eagle Alternative Capital BDC, Inc. (“FCRD”) and Crescent Capital BDC, Inc. (“CCAP”) issued a joint press release announcing that the anticipated election deadline for record holders of shares of FCRD common stock (excluding any shares held by subsidiaries of FCRD or held, directly or indirectly, by CCAP or Echelon Acquisition Sub, Inc.) to elect to receive cash consideration in lieu of shares of CCAP common stock in connection with the proposed merger of CCAP and FCRD is 5:00 p.m., Eastern Time, on March 2, 2023.

The completion of the proposed transaction remains subject to the satisfaction of certain closing conditions, including the receipt of the requisite approval from FCRD stockholders. A copy of the joint press release is attached to this Current Report on Form 8-K (the “Current Report”) as Exhibit 99.1 and is incorporated herein by reference.

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Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between FCRD and CCAP. The use of words such as “anticipates,” ‘‘believes,” ‘‘intends,” ‘‘plans,” “expects,” “projects,” “estimates,” ‘‘will,” ‘‘should,” “may” and similar expressions identify any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction, (iii) the expected elimination of certain expenses and costs due to the transaction, (iv) the percentage of FCRD stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for FCRD will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to obtain FCRD stockholder approval, (vii) risks related to diverting the respective management’s attention from FCRD’s and CCAP’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of FCRD’s or CCAP’s portfolio companies or of the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which FCRD and CCAP invest, and (xii) other changes in the conditions of the industries in which FCRD and CCAP invest and other factors enumerated in FCRD’s and CCAP’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including CCAP’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the ‘‘Registration Statement”), which was declared effective by the SEC on January 20, 2023, CCAP’s prospectus, which was filed by CCAP with the SEC on January 20, 2023 (the “Prospectus”), and FCRD’s definitive proxy statement, which was filed by FCRD with the SEC on January 20, 2023 (the “Proxy Statement” and, together with the Prospectus, the “Proxy Statement/Prospectus”). You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. CCAP and FCRD undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing the views of FCRD or CCAP as of any date subsequent to the date of this communication. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. CCAP and FCRD qualify all forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, including seeking to obtain FCRD stockholder approval in connection therewith, CCAP and FCRD have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on January 20, 2023, and the Proxy Statement/Prospectus was first mailed to FCRD’s stockholders on or around January 23, 2023 to seek approval of the proposed transaction. The Registration Statement and the Proxy Statement/Prospectus each contain important information about FCRD, CCAP, the proposed transaction and related

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matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that FCRD or CCAP may file with the SEC and send to FCRD’s stockholders in connection with the proposed transaction. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. STOCKHOLDERS OF FCRD ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN/WILL CONTAIN IMPORTANT INFORMATION ABOUT FCRD, CCAP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, https://www.sec.gov, or for documents filed by FCRD, from FCRD’s website at https://www.firsteagle.com/FEACBDC and for documents filed by CCAP, from CCAP’s website at https:/www.crescentbdc.com.

Participants in the Solicitation

This communication is not a solicitation of a proxy from any investor or security holder. However, CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees, including certain employees and officers of First Eagle Alternative Credit, LLC and Crescent Cap Advisors, LLC, may be deemed to be participants in the solicitation of proxies in connection with the Proposals. Information regarding FCRD’s directors and executive officers and CCAP’s directors and executive officers is available in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus may be obtained free of charge from the sources indicated in the previous section.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CCAP, FCRD or in any fund or other investment vehicle.

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Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description

99.1	Joint Press Release, dated February 23, 2023

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Current Report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC.

Date: February 23, 2023	By:	/s/ Sabrina Rusnak-Carlson
	Name:	Sabrina Rusnak-Carlson
	Title:	General Counsel and Secretary

Exhibit 99.1

CRESCENT CAPITAL BDC, INC. AND FIRST EAGLE ALTERNATIVE CAPITAL BDC, INC. ANNOUNCE ELECTION DEADLINE FOR FCRD STOCKHOLDERS TO ELECT FORM OF CONSIDERATION

LOS ANGELES, CA & BOSTON, MA, February 23, 2023 — First Eagle Alternative Capital BDC, Inc. (NASDAQ: FCRD) (“FCRD”) and Crescent Capital BDC, Inc. (NASDAQ: CCAP) (“CCAP”) today announced that the deadline (the “Election Deadline”) for FCRD’s stockholders of record to elect to receive cash consideration in lieu of shares of CCAP common stock in connection with the pending merger of CCAP and FCRD (the “Merger”) is 5:00 p.m., Eastern Time, on March 2, 2023. The Election Deadline is based on CCAP’s and FCRD’s expectation that FCRD’s special meeting of stockholders to approve matters relating to the Merger will be held as scheduled on March 7, 2023.

The terms of the proposed Merger are set forth in the Agreement and Plan of Merger (the “Merger Agreement”), dated as of October 3, 2022, by and among CCAP, Echelon Acquisition Sub, Inc., a direct wholly-owned subsidiary of CCAP, Echelon Acquisition Sub LLC, a direct wholly-owned subsidiary of CCAP, FCRD, and Crescent Cap Advisors, LLC, the external investment adviser to CCAP (“CCAP Advisor”). If the Merger is consummated, among other transactions, FCRD will merge with and into a subsidiary of CCAP, with the combined company to be managed by CCAP Advisor. The completion of the Merger is subject to satisfaction or waiver or certain customary closing conditions contained in the Merger Agreement, including receipt of the requisite approval from FCRD stockholders.

Under the terms of the Merger Agreement, if the Merger is completed, FCRD stockholders (excluding any shares held by subsidiaries of FCRD or held, directly or indirectly, by CCAP or Echelon Acquisition Sub, Inc.) will be entitled to receive, in the aggregate:

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Consideration per share equal to CCAP’s net asset value per share at the time of closing of the Merger, funded using shares of CCAP’s common stock (valued at 100% of CCAP’s net asset value per share as of the closing, calculated as of 5:00 p.m., Eastern Time two days prior to the closing of the Merger) and, to the extent the required number of CCAP shares exceeds 19.99% of the issued and outstanding shares of CCAP common stock on October 3, 2022, cash consideration in the amount of such excess (the “CCAP Consideration”); plus

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A cash payment from CCAP Advisor of $35 million in aggregate, which will be divided by the number of shares of FCRD common stock issued and outstanding as of two days prior to the closing of the Merger and paid on a per share basis to holders of FCRD common stock.

With respect to the CCAP Consideration, FCRD stockholders have the ability to elect to receive such consideration in the form of cash or CCAP common stock, subject to the conditions and limitations in the Merger Agreement, with the exchange ratio for the total consideration to be paid by CCAP in the Merger being determined by the net asset value of FCRD and CCAP as of the closing, calculated as of 5:00 p.m., Eastern Time two days prior to the closing of the Merger. FCRD stockholders who do not validly make an election to receive cash will be deemed to have elected to receive shares of CCAP common stock with respect to the CCAP Consideration received in exchange for their shares of FCRD common stock. FCRD stockholders may receive consideration from CCAP that includes both cash and stock, depending on their election and the elections of other stockholders.

FCRD’s stockholders of record wishing to make an election must deliver a properly completed Election Form (along with all other documents and materials referred to in the Election Form) to American Stock Transfer & Trust Company, LLC, the exchange agent, no later than the Election Deadline of 5:00 p.m., Eastern Time, on March 2, 2023.

Stockholders of FCRD who hold their shares through a bank, broker or other nominee may be subject to an earlier deadline than the Election Deadline for making their elections, based on the instructions of their brokers, banks or other nominees or trustees, and should carefully read such instructions regarding making an election. FCRD stockholders are encouraged to consult with their broker, bank or other nominee as soon as possible regarding these instructions.

The election materials do not provide for a guaranteed delivery procedure. FCRD stockholders bear the risk of ensuring proper and timely delivery of their election materials.

FCRD stockholders are notified that any election made with respect to their shares of FCRD common stock will be withdrawn upon any subsequent transfer of such shares. As a result, unless the transferee makes a new election prior to the Election Deadline, the transferee will be deemed to have elected to receive stock with respect to the CCAP Consideration received in exchange for such shares of FCRD common stock. Any FCRD stockholder that receives shares of FCRD common stock after the Election Deadline will be deemed to have elected to receive stock with respect to the CCAP Consideration received in exchange for such shares of FCRD common stock.

The Election Form was sent to FCRD’s stockholders of record on or about January 23, 2023. FCRD stockholders may obtain additional copies of the election materials by contacting D.F. King & Co., Inc., at 800-829-6554 (Toll-Free), 212-269-5550 (for banks and brokers) or at FCRD@dfking.com.

A more detailed description of the consideration to which FCRD stockholders are entitled and the procedures applicable to elections is contained in the Proxy Statement/Prospectus dated January 20, 2023, copies of which may be obtained for free by following the instructions below. The Election Deadline does not alter the deadline for stockholders of FCRD to vote on the proposals to be presented for approval at FCRD’s upcoming special meeting of stockholders.

About First Eagle Alternative Capital BDC, Inc.

First Eagle Alternative Capital BDC, Inc. (NASDAQ: FCRD) is a closed-end management investment company that has elected to be treated as a business development company under the 1940 Act. FCRD’s investment objective is to generate both current income and capital appreciation, primarily through investments in privately negotiated debt and equity securities of middle market companies. FCRD is a direct lender to middle market companies and invests primarily in directly originated first lien senior secured loans, including unitranche investments. In certain instances, FCRD also makes second lien secured loans and subordinated or mezzanine, debt investments, which may include an associated equity component such as warrants, preferred stock or other similar securities and direct equity co-investments. FCRD targets investments primarily in middle market companies with annual EBITDA generally between $5 million and $25 million. FCRD’s investment activities are managed by First Eagle Alternative Credit, LLC, an investment adviser registered under the Investment Advisers Act of 1940. For more information, please visit www.feac.com.

About Crescent Capital BDC, Inc.

Crescent Capital BDC, Inc. (NASDAQ: CCAP) is a business development company that seeks to maximize the total return of its stockholders in the form of current income and capital appreciation by providing capital solutions to middle market companies with sound business fundamentals and strong growth prospects. CCAP utilizes the extensive experience, origination capabilities and disciplined investment process of Crescent. Crescent BDC is externally managed by CCAP Advisor, a subsidiary of Crescent Capital Group. CCAP has elected to be regulated as a business development company under the Investment Company Act of 1940. For more information about CCAP, visit www.crescentbdc.com. However, the contents of such website are not and should not be deemed to be incorporated by reference herein.

Forward-Looking Statements

This communication contains forward-looking statements that involve substantial risks and uncertainties, including statements regarding the completion of the transaction between FCRD and CCAP. The use of words such as “anticipates,” “believes,” “intends,” “plans,” “expects,” “projects,” “estimates,” “will,” “should,” “may” and similar expressions identify any such forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties. Certain factors could cause actual results and conditions to differ materially from those projected, including the uncertainties associated with (i) the timing or likelihood of the transaction closing, (ii) the expected synergies and savings associated with the transaction , (iii) the expected elimination of certain expenses and costs due to the transaction , (iv) the percentage of FCRD stockholders voting in favor of the transaction, (v) the possibility that competing offers or acquisition proposals for FCRD will be made, (vi) the possibility that any or all of the various conditions to the consummation of the merger may not be satisfied or waived, including the failure to obtain FCRD stockholder approval, (vii) risks related to diverting the respective management’s attention from FCRD’s and CCAP’s ongoing business operations, (viii) the risk that stockholder litigation in connection with the transactions contemplated by the merger agreement may result in significant costs of defense and liability, (ix) the future operating results of FCRD’s or CCAP’s portfolio companies or of the combined company, (x) regulatory factors, (xi) changes in regional or national economic conditions, including but not limited to the impact of the COVID-19 pandemic, and their impact on the industries in which FCRD and CCAP invest, and (xii) other changes in the conditions of the industries in which FCRD and CCAP invest and other factors enumerated in FCRD’s and CCAP’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”) , including CCAP’s registration statement on Form N-14, as amended, which includes a proxy statement/prospectus (as amended, the ‘‘Registration Statement”), which was declared effective by the SEC on

January 20, 2023, CCAP’s prospectus, which was filed by CCAP with the SEC on January 20, 2023 (the “Prospectus”), and FCRD’s definitive proxy statement, which was filed by FCRD with the SEC on January 20, 2023 (the “Proxy Statement” and, together with the Prospectus, the “Proxy Statement/Prospectus”). You should not place undue reliance on such forward-looking statements, which speak only as of the date of this communication. CCAP and FCRD undertake no obligation to update any forward-looking statements made herein, unless required by law. You should, therefore, not rely on these forward-looking statements as representing the views of FCRD or CCAP as of any date subsequent to the date of this communication. You should read this communication and the documents referenced in this communication completely and with the understanding that actual future events and results may be materially different from expectations. CCAP and FCRD qualify all forward-looking statements by these cautionary statements.

Additional Information and Where to Find It

In connection with the proposed transaction, including seeking to obtain FCRD stockholder approval in connection therewith, CCAP and FCRD have filed certain materials with the SEC, including, among other materials, the Registration Statement and the Proxy Statement/Prospectus. The Registration Statement was declared effective by the SEC on January 20, 2023, and the Proxy Statement/Prospectus was first mailed to FCRD’s stockholders on or around January 23, 2023 to seek approval of the proposed transaction. The Registration Statement and the Proxy Statement/Prospectus each contain important information about FCRD, CCAP, the proposed transaction and related matters. This communication is not a substitute for the Proxy Statement/Prospectus or the Registration Statement to which it pertains or for any other document that FCRD or CCAP may file with the SEC and send to FCRD’s stockholders in connection with the proposed transaction. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. THE PROXY STATEMENT/PROSPECTUS AND REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN/WILL CONTAIN IMPORTANT INFORMATION ABOUT FCRD, CCAP, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders are able to obtain the documents filed with the SEC free of charge at the SEC’s website, https://www.sec.gov, or for documents filed by FCRD, from FCRD’s website at https://www.firsteagle.com/FEACBDC and for documents filed by CCAP, from CCAP’s website at https:/www.crescentbdc.com.

Participants in the Solicitation

CCAP, FCRD, and their respective directors and executive officers, other members of their management and employees, including certain employees and officers of First Eagle Alternative Credit, LLC and CCAP Advisor, may be deemed to be participants in the solicitation of proxies in connection with the proposals. Information regarding FCRD’s directors and executive officers and CCAP’s directors and executive officers is available in the Proxy Statement/Prospectus. The Proxy Statement/Prospectus may be obtained free of charge from the sources indicated in the previous section.

No Offer or Solicitation

This communication is not, and under no circumstances is it to be construed as, a prospectus or an advertisement and the communication of this communication is not, and under no circumstances is it to be construed as, an offer to sell or a solicitation of an offer to purchase any securities in CCAP, FCRD or in any fund or other investment vehicle.

Contacts:

Crescent Capital BDC, Inc.

Daniel McMahon

daniel.mcmahon@crescentcap.com

(212) 364-0149

First Eagle Alternative Capital BDC, Inc.

Leigh Crosby

leigh.crosby@firsteagle.com

(617) 790-6060

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